                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ______)*

                                AFFYMETRIX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00826T 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               GLAXO WELLCOME PLC
                              GLAXO WELLCOME HOUSE
                                 BERKELEY AVENUE
                          GREENFORD, MIDDLESEX UB6 0NN
                                     ENGLAND
                               011 44 171 493 4060
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                   Copies to:
                              William R. Dougherty
                           Simpson Thacher & Bartlett
                                 99 Bishopsgate
                            London EC2M 3YH, England
                               011 44 171 422 4010

                                 April 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTION 240.13d-1(e), 240.13d-1(f), OR 240.13d-1(g), CHECK THE FOLLOWING BOX. / /

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION 240.13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                      The Exhibit Index Begins on Page 25.

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 2 OF 102 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GLAXO WELLCOME PLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                     / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  ENGLAND
--------------------------------------------------------------------------------
                       7       SOLE VOTING POWER

                               7,785,063
                       ---------------------------------------------------------
      NUMBER OF        8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,257,229
       OWNED BY        ---------------------------------------------------------
         EACH          9       SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 9,042,292
         WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,042,292
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 3 OF 102 PAGES

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GLAXO GROUP LIMITED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                          / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ENGLAND
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               7,705,067
                        --------------------------------------------------------
       NUMBER OF
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,257,229
         EACH           --------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  8,962,296
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,962,296
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 4 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GLAXO VENTURE LIMITED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                         / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ENGLAND
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               7,705,067
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              NONE
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                 7,705,067
         WITH          --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,705,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 5 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GLAXO WELLCOME AMERICAS INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                          / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
                        --------------------------------------------------------
       NUMBER OF        8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,257,229
       OWNED BY         --------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                 1,257,229
         WITH           --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,257,229
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 6 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AFFYMAX N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                         / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NETHERLANDS
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               7,705,067
       NUMBER OF        --------------------------------------------------------
        SHARES
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                  NONE
       REPORTING        --------------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               7,705,067
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,705,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 7 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AFFYMAX TECHNOLOGIES N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                         / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               6,746,592
       NUMBER OF        --------------------------------------------------------
        SHARES
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                  NONE
       REPORTING        --------------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               6,746,592
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,746,592
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  27.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 8 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DOUGLAS M. HURT
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                         / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ENGLAND
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
       NUMBER OF        --------------------------------------------------------
        SHARES
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                  NONE
       REPORTING        --------------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,998 (Not to be construed as an admission of beneficial ownership).
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 00826T 10 8                                        PAGE 9 OF 102 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BARRY C. ROSS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /
                  JOINT FILING
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                         / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ENGLAND
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               NONE
       NUMBER OF        --------------------------------------------------------
        SHARES
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                  NONE
       REPORTING        --------------------------------------------------------
        PERSON          9      SOLE DISPOSITIVE POWER
         WITH
                               NONE
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           39,998 (Not to be construed as an admission of beneficial ownership).
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                         / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                        STATEMENT PURSUANT TO RULE 13D-1

                      OF THE GENERAL RULES AND REGULATIONS

                                    UNDER THE

                                  UNITED STATES

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.           Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, no par value ("Affymetrix Common Stock"), of Affymetrix, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3380 Central Expressway, Santa Clara, California 95051.

ITEM 2.           Identity and Background.

         (a) - (c) and (f) This Schedule 13D is being filed jointly by the following persons: (i) Glaxo Wellcome plc ("Glaxo Wellcome"), (ii) Glaxo Group Limited ("Glaxo Group"), (iii) Glaxo Venture Limited ("Glaxo Venture"), (iv) Glaxo Wellcome Americas Inc. ("Glaxo Americas"), (v) Affymax N.V. ("Affymax"),
(vi) Affymax Technologies N.V. ("Affymax Technologies"), (vii) Mr. Douglas M. Hurt and (viii) Dr. Barry C. Ross. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons". The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

         Glaxo Wellcome and its subsidiary and associated undertakings, constitute a major global pharmaceutical group engaged in the creation and discovery, development, manufacture and marketing of prescription and non-prescription medicines. Glaxo Wellcome is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons, other than Mr. Douglas M. Hurt and Dr. Barry C. Ross. Glaxo Wellcome owns, directly and indirectly, 100% of Glaxo Group. Glaxo Group in turn owns 100% of (i) Glaxo Venture which owns approximately 99% of Affymax of which Affymax Technologies is a wholly-owned subsidiary and (ii) Glaxo Americas. None of Glaxo Wellcome, Glaxo Group or Glaxo Venture directly holds any shares of Affymetrix Common Stock or Series AA Preferred Stock (the "Affymetrix Preferred Stock") of the Company.

         The principal executive offices of Glaxo Wellcome, Glaxo Group, Glaxo Venture, Glaxo Americas, Affymax and Affymax Technologies are as follows:

Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Affymax N.V. and Affymax Technologies N.V.:
Glaxo Wellcome House
Berkeley Avenue
Greenford, Middlesex UB6 0NN
England

Glaxo Wellcome Americas Inc.
499 Park Avenue
New York, New York  10022

         The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of Glaxo Wellcome, Glaxo Group, Glaxo Venture, Glaxo Americas, Affymax and Affymax Technologies is set forth in Schedule A hereto.

         On January 4, 1999, Mr. Douglas M. Hurt, who was designated by Glaxo Wellcome as a director of the Company, resigned. Dr. Barry C. Ross, also designated by Glaxo Wellcome as a director of the Company, remains as a director. Each is a citizen of the United Kingdom. The principal business address of Mr. Douglas M. Hurt is Glaxo Wellcome UK Ltd, Stockley Park West, Uxbridge, Middlesex UB11 1BT, England and of Dr. Barry C. Ross is Glaxo Research & Development, Medicines Research Centre, Gunnels Wood Road, Stevenage, Herts SG1 2NY, England. The principal occupation or employment of Mr. Douglas M. Hurt is Managing Director of Glaxo Wellcome UK Ltd, a subsidiary of Glaxo Wellcome, and of Dr. Barry C. Ross is Director of Research Strategy and Alliances for Glaxo Wellcome Research & Development.

         (d) and (e) During the last five years, none of the Glaxo Reporting Persons and, to the best knowledge of the Glaxo Reporting Persons, none of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violations of such laws.

         Information with respect to each of the Glaxo Reporting Persons is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person.

ITEM 3.           Source and Amount of Funds or Other Consideration.

         Glaxo Wellcome beneficially owns 9,042,292 shares of Affymetrix Common Stock, of which 1,257,229 shares are issuable upon the conversion of 1,634,522 shares of Affymetrix Preferred Stock. Glaxo Group beneficially owns 8,962,296 shares of Affymetrix Common Stock, of which 1,257,229 shares are issuable upon the conversion of 1,634,522 shares of Affymetrix Preferred Stock. Glaxo Venture beneficially owns 7,705,067 shares of Affymetrix Common Stock. Glaxo Americas beneficially owns 1,257,229 shares of Affymetrix Common

Stock, all of which are issuable upon the conversion of 1,634,522 shares of Affymetrix Preferred Stock. Affymax beneficially owns 7,705,067 shares of Affymetrix Common Stock. Affymax Technologies beneficially owns 6,746,592 shares of Affymetrix Common Stock. Other than the shares of Affymetrix Common Stock that are issuable upon the conversion of 1,634,522 shares of Affymetrix Preferred Stock and the Directors' Shares (as defined below), all of the owned shares described in the preceding four sentences were beneficially owned by Glaxo Wellcome, Glaxo Group, Glaxo Venture, Affymax and Affymax Technologies as of or prior to the initial public offering of the Company in June 1996. In March 1995, Glaxo Wellcome's predecessor Glaxo plc, acquired approximately 99% of the voting securities of Affymax, of which the Company was a wholly-owned subsidiary (the "1995 Transaction"). All funds used to purchase the voting securities of Affymax came from working capital.

         On April 14, 1998, Glaxo Americas purchased 1,634,522 shares of Affymetrix Preferred Stock for approximately $49.9 million in a private placement transaction pursuant to the terms of the Series AA Preferred Stock Purchase Agreement dated March 9, 1998 (the "Preferred Stock Purchase Agreement") between Glaxo Americas and the Company. The funds used to purchase the shares of Affymetrix Preferred Stock came from working capital. The Preferred Stock Purchase Agreement is attached as Exhibit 2 hereto.

         Mr. Douglas M. Hurt and Dr. Barry C. Ross may each be deemed to beneficially own 39,998 shares of Affymetrix Common Stock (the "Directors' Shares") pursuant to certain currently exercisable stock options granted to them by the Company. The Directors' Shares are held by Mr. Douglas M. Hurt and Dr. Barry C. Ross for the benefit of Glaxo Wellcome which has the sole power to direct both the voting and disposition of such shares. Mr. Douglas M. Hurt and Dr. Barry C. Ross each disclaims beneficial ownership of the securities of the Company reported in this Schedule 13D, and the filing of this Schedule 13D shall not be construed as an admission that these individuals are the beneficial owners of any securities of the Company.

         Until the date hereof, the Glaxo Reporting Persons have filed their beneficial ownership positions in the Affymetrix Common Stock on Schedule 13G under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-1(a) of the Exchange Act, the Glaxo Reporting Persons are filing this Schedule 13D on account of the purchase of the Affymetrix Preferred Stock.

ITEM 4.           Purpose of the Transaction.

         The Glaxo Reporting Persons purchased the shares of Affymetrix Preferred Stock that are the subject of this Schedule 13D for the purpose of investment. With respect to all other shares of the Company owned by the Glaxo Reporting Persons (other than the Directors' Shares), such shares were obtained in connection with the 1995 Transaction. Except Glaxo Wellcome's plan to fill the vacancy on the board of directors of the Company after Mr. Douglas M. Hurt resigned on January 4, 1999, none of the Glaxo Reporting Persons, to the best of their knowledge, has any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.           Interest in Securities of the Issuer.

         As of February 5, 1999, according to the Company, there were 23,017,409 shares of Affymetrix Common Stock outstanding. In addition, for purposes of Rule 13d-3 under the Exchange Act, the shares of Affymetrix Common Stock with respect to the options for Mr. Douglas M. Hurt and Dr. Barry C. Ross, the Affymetrix Preferred Stock and certain warrants owned by Affymax and Affymax Technologies increase the diluted number of shares of Affymetrix Common Stock outstanding to 24,558,245. The Affymetrix Common Stock ownership percentages set forth below are based on this number of shares.

         (a) and (b) As of the date of this Schedule 13D, Glaxo Wellcome was the beneficial owner of 9,042,292 shares of Affymetrix Common Stock, representing 36.8% of the outstanding shares of Affymetrix Common Stock, 1,257,229 of which or approximately 5.1% are issuable upon the conversion of the 1,634,522 shares of Affymetrix Preferred Stock. Glaxo Wellcome, through its indirect wholly-owned subsidiary Glaxo Americas, purchased 1,634,522 shares of Affymetrix Preferred Stock in a private placement transaction in accordance with the terms of the Preferred Stock Purchase Agreement. Such shares are convertible into Affymetrix Common Stock at $39.77 per share and until such time as the shares of Affymetrix Preferred Stock are converted, the holder of the Affymetrix Preferred Stock is entitled to an annual 6.5% cumulative dividend.

         In connection with the purchase of the Affymetrix Preferred Stock, Glaxo Wellcome, through its subsidiary Glaxo Americas, entered into the Voting Trust Agreement, dated as of April 14, 1998 (the "Voting Trust Agreement"), with the Company and Wachovia Bank, N.A. (the "Trustee"). Pursuant to the Voting Trust Agreement, the Trustee has the power to vote or direct the vote of the shares of Affymetrix Preferred Stock with respect to certain mergers, consolidations or reorganizations or sales, conveyances or other dispositions of all or substantially all of the assets of the Company or any transaction or proposal that requires the majority vote of each outstanding class of capital stock voting as separate classes which would not have an Adverse Effect (as defined in the Voting Trust Agreement) on the shares of Affymetrix Preferred Stock. As this agreement provides, the Trustee shall vote the shares of Affymetrix Preferred Stock at a regular or special meeting of shareholders proportionately in accordance with the votes cast by all holders of the Affymetrix Common Stock for and against such transaction or proposal. However, if the transaction or proposal would have an Adverse Effect on the shares of Affymetrix Preferred Stock, Glaxo Americas, as the beneficial owner of such shares, is permitted to direct the Trustee to vote in any way it desires. Glaxo Wellcome, through its wholly-owned subsidiary Glaxo Americas, has the sole power to dispose or direct the disposition of all of such shares of Affymetrix Preferred Stock or the shares of Affymetrix Common Stock into which such shares of Affymetrix Preferred Stock can be converted. In all cases, the holder of shares of Affymetrix Preferred Stock has the right to one vote for each share of Affymetrix Common Stock into which shares of Affymetrix Preferred Stock can be converted on the appropriate record date for determination of the shareholders entitled to vote. The Voting Trust Agreement is attached as Exhibit 3 hereto.

         The remaining 7,785,063 shares of Affymetrix Common Stock beneficially owned by Glaxo Wellcome comprise the 7,705,067 shares beneficially owned by Glaxo Venture and the

79,996 shares beneficially owned by Mr. Douglas M. Hurt and Dr. Barry C. Ross, each discussed below.

         As of the date of this Schedule 13D, Glaxo Group was the beneficial owner of 8,962,296 shares of Affymetrix Common Stock, representing approximately 36.5% of the outstanding shares of Affymetrix Common Stock, 1,257,229 of which or approximately 5.1% are issuable upon the conversion of the 1,634,522 shares of Affymetrix Preferred Stock. Glaxo Group has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock, except the Trustee shares the power to vote or direct the vote of the shares of Affymetrix Preferred Stock as described in the third paragraph of this Item 5. The remaining 7,705,067 shares of Affymetrix Common Stock beneficially owned by Glaxo Group are those beneficially owned by its subsidiary, Glaxo Venture.

         As of the date of this Schedule 13D, Glaxo Venture was the beneficial owner of 7,705,067 shares of Affymetrix Common Stock, representing approximately 31.4% of the outstanding shares of Affymetrix Common Stock. Glaxo Venture has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

         As of the date of this Schedule 13D, Glaxo Americas was the beneficial owner of 1,634,522 shares of Affymetrix Preferred Stock which may be converted into 1,257,229 shares of Affymetrix Common Stock, representing approximately 5.1% of the outstanding shares of Affymetrix Common Stock. Glaxo Americas purchased 1,634,522 shares of Affymetrix Preferred Stock in a private placement transaction pursuant to the Preferred Stock Purchase Agreement. Such shares are convertible into Affymetrix Common Stock at $39.77 per share and until such time that the shares of Affymetrix Preferred Stock are converted, the holder of the Affymetrix Preferred Stock is entitled to an annual 6.5% cumulative dividend. With respect to the power to vote or direct the vote and to dispose or direct the disposition of all such shares of Affymetrix Preferred Stock, please see the description set forth in the third paragraph of this Item 5.

         As of the date of this Schedule 13D, Affymax was the beneficial owner of 7,705,067 shares of Affymetrix Common Stock, representing approximately 31.4% of the outstanding shares of Affymetrix Common Stock. Affymax directly owns 889,554 shares of Affymetrix Common Stock and indirectly beneficially owns, through its wholly-owned subsidiary Affymax Technologies, 6,746,592 shares of Affymetrix Common Stock. Affymax also owns directly a warrant dated December 29, 1994 (the "Affymax Warrant") to purchase 68,921 shares of Affymetrix Common Stock at $8.25 per share which expires on December 29, 1999. Affymax has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

         As of the date of this Schedule 13D, Affymax Technologies was the beneficial owner of 6,746,592 shares of Affymetrix Common Stock, representing approximately 27.5% of the outstanding shares of Affymetrix Common Stock. Affymax Technologies directly owns 6,611,632 shares of Affymetrix Common Stock and a warrant dated June 20, 1995 (the "Affymax Technologies Warrant") to purchase 134,960 shares of Affymetrix Common Stock at $8.25 per share which expires on March 31, 2000. Affymax Technologies has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

         As of the date of this Schedule 13D, Mr. Douglas M. Hurt and Dr. Barry
C. Ross may each be deemed to beneficially own 39,998 shares of Affymetrix Common Stock, representing in each case less than 0.2% of the outstanding shares of Affymetrix Common Stock, pursuant to currently exercisable stock options granted to them by the Company. The Directors' Shares are held by Mr. Douglas M. Hurt and Dr. Barry C. Ross for the benefit of Glaxo Wellcome which has the sole power to direct both the voting and disposition of such shares. Mr. Douglas M. Hurt and Dr. Barry C. Ross each disclaims beneficial ownership of the securities of the Company reported in this Schedule 13D, and the filing of this Schedule 13D shall not be construed as an admission that these individuals are the beneficial owners of any securities of the Company.

         (c) To the best knowledge of each of the Glaxo Reporting Persons, none of the Glaxo Reporting Persons has engaged in any transaction during the past 60 days in any shares of Affymetrix Common Stock.

         (d) To the best knowledge of each of the Glaxo Reporting Persons, no person, other than the Glaxo Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Affymetrix Common Stock beneficially owned by the Glaxo Reporting Persons. However, the Trustee, pursuant to the terms of the Voting Trust Agreement, holds the shares of Affymetrix Preferred Stock for the benefit of Glaxo Americas and will distribute all dividends and distributions to Glaxo Americas (other than dividends or other distributions payable in shares which will not be distributed but will remain subject to the Voting Trust Agreement).

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In December 1994, in connection with a lease agreement between the Company and a third party, Affymax agreed to release the Company of certain financial covenants to that third party. In exchange for this release, the Company issued the Affymax Warrant to Affymax. After the Company's initial public offering in June 1996, the Affymax Warrant was converted to a warrant to purchase 68,921 shares of Affymetrix Common Stock at $8.25 per share. Pursuant to the Affymax Warrant, if this third party terminates the lease because Affymax or Affymax Technologies defaults on its obligations, Affymax shall have no further rights under the Affymax Warrant. Also in June 1995, the Company agreed to issue the Affymax Technologies Warrant to Affymax instead of paying interest to Affymax under a convertible promissory note. After the Company's initial public offering in June 1996, the Affymax Technologies Warrant was converted to a warrant to purchase 134,960 shares of Affymetrix Common Stock at $8.25 per share.

         On July 6, 1995, the Company and Glaxo Wellcome entered into an agreement (the "Governance Agreement") pursuant to which Glaxo Wellcome has the right to designate for election a number of directors based on the percentage of voting stock then held directly or indirectly by Glaxo Wellcome and is obligated to vote its shares for the slate of directors recommended to the shareholders. The Governance Agreement was amended on April 14, 1998 in connection with the issuance to Glaxo Americas of the Affymetrix Preferred Stock and on September 8, 1998 in connection with the reincorporation of the Company as a Delaware corporation. Glaxo Wellcome currently has the right to designate for election three of the nine directors of the Company. If Glaxo Wellcome were to transfer 40% of the outstanding voting shares of the Company to a third party, this third party would be required to agree to vote pursuant to the terms of the Governance Agreement. In addition, under the terms of the Governance Agreement, the Company granted Glaxo Wellcome certain registration rights with respect to its shares and has indemnified Glaxo Wellcome for certain securities law violations in connection with any related offerings. The Governance Agreement also provides that Glaxo Wellcome has the right to call a special meeting of the stockholders, so long as Glaxo Wellcome continues to hold at least 10% of the outstanding capital stock of the Company and Glaxo Wellcome has the right to designate more directors on a proportionate basis in the event that the Company increases the size of the board of directors. The Governance Agreement and the two amendments thereto are attached as Exhibits 4, 5 and 6 hereto.

         In 1993, the board of directors of the Company adopted the Affymetrix, Inc. 1993 Stock Plan (the "Stock Plan") which was amended and restated on June 6, 1997 pursuant to which incentive stock options, nonqualified stock options and purchase rights may be granted to directors, employees and outside consultants. There are 5,200,000 shares of Affymetrix Common Stock reserved for issuance under the Stock Plan. Options granted to each of Mr. Douglas M. Hurt and Dr. Barry C. Ross in connection with the Stock Plan expire no later than ten years from the date of grant and may be exercised no later than three months after termination of the holder's status as an employee or consultant to the Company or within one year in certain other instances. The option price is required to be at least 100% of the fair value on the date of grant (110% in certain circumstances) as determined by the board of directors of the Company. Options granted to each of Mr. Douglas M. Hurt and Dr. Barry C. Ross vest within five years from the date of grant. As directors of the Company, each of Mr. Douglas M. Hurt and Dr. Barry C. Ross may be deemed to beneficially own 39,998 shares of Affymetrix Common Stock pursuant to stock options which have vested. However, as of January 4, 1999, Mr. Douglas M. Hurt resigned as a director of the Company and will no longer be entitled as a director to options under the Stock Plan. Mr. Douglas M. Hurt accordingly has three months following such resignation to exercise the options for the benefit of Glaxo Wellcome. Mr. Douglas M. Hurt and Dr. Barry C. Ross each disclaims beneficial ownership of the securities of the Company reported in this Schedule 13D, and the filing of this
Schedule 13D shall not be construed as an admission that these individuals are the beneficial owners of any securities of the Company. The Stock Plan is attached as Exhibit 7 hereto.

         On April 14, 1998, Glaxo Americas purchased 1,634,522 shares of Affymetrix Preferred Stock in a private placement transaction from the Company at a price of $30.59 per share pursuant to the terms of the Preferred Stock Purchase Agreement. Under the terms of the Certificate of Determination of Affymetrix, Inc. (which is an exhibit to the Preferred Stock Purchase Agreement), shares of Affymetrix Preferred Stock are convertible into 1,257,229 shares of Affymetrix Common Stock at $39.77 per share. Until such time that shares of Affymetrix Preferred Stock are converted into shares of Affymetrix Common Stock, Glaxo Americas is entitled to receive an annual 6.5% cumulative dividend on such shares. The Company has agreed that, among other things, so long as shares of Affymetrix Preferred Stock are outstanding, the Company will cause the Affymetrix Common Stock to be registered under the Exchange Act.

The Company also agreed that it would not amend the Certificate of Determination without Glaxo Americas' consent. The Certificate of Determination provides for, among other things, limited rights of redemption for each of the Company and Glaxo Americas with respect to the shares of Affymetrix Preferred Stock.

         On April 14, 1998, Glaxo Americas, the Company and the Trustee entered into the Voting Trust Agreement pursuant to which the Trustee has the power to vote or direct the vote of the shares of Affymetrix Preferred Stock with respect to certain mergers, consolidations or reorganizations or sales, conveyances or other dispositions of all or substantially all of the assets of the Company or any transaction or proposal that requires the majority vote of each outstanding class of capital stock voting as separate classes which would not have an Adverse Effect on the shares of Affymetrix Preferred Stock. As this agreement provides, the Trustee shall vote the shares of Affymetrix Preferred Stock at a regular or special meeting of shareholders proportionately in accordance with the votes cast by all holders of the Affymetrix Common Stock for and against such transaction or proposal. However, if the transaction or proposal would have an Adverse Effect on the shares of Affymetrix Preferred Stock, Glaxo Americas, as the beneficial owner of such shares, is permitted to direct the Trustee to vote in any way it desires. In all cases, the holder of shares of Affymetrix Preferred Stock has the right to one vote for each share of Affymetrix Common Stock into which shares of Affymetrix Preferred Stock can be converted on the appropriate record date for determination of the shareholders entitled to vote.

ITEM 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Glaxo Wellcome Americas Inc., Affymax N.V., Affymax Technologies N.V., Mr. Douglas M. Hurt and Dr. Barry C. Ross.

2. Series AA Preferred Stock Purchase Agreement dated March 9, 1998 between Affymetrix, Inc. and Glaxo Wellcome Americas Inc. (without disclosure letters).

3. Voting Trust Agreement dated as of April 14, 1998 among Glaxo Wellcome Americas Inc., Affymetrix, Inc. and Wachovia Bank, N.A.

4. Governance Agreement dated July 6, 1995 between Affymetrix, Inc. and Glaxo Wellcome plc.

5. Amendment to Governance Agreement dated April 14, 1998 among Affymetrix, Inc., Glaxo Wellcome plc and Glaxo Wellcome Americas Inc.

6. Amendment No. 2 to Governance Agreement dated as of September 8, 1998 among Affymetrix, Inc., Glaxo Wellcome plc and Glaxo Wellcome Americas Inc.

7.       Affymetrix, Inc. Amended and Restated 1993 Stock Plan.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          GLAXO WELLCOME PLC





                                          By:  /s/ S. J. COWDEN
                                             --------------------------------
                                               Name: S. J. Cowden
                                               Title: Company Secretary



Dated:  February 16, 1999

                           SCHEDULE A TO SCHEDULE 13D

                        DIRECTORS AND EXECUTIVE OFFICERS



NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED

GLAXO WELLCOME
PLC:

1.  Sir Richard Sykes DSc,            Chairman and Executive                 Glaxo Wellcome plc, Glaxo
FRS, United Kingdom,                  Director of Glaxo Wellcome             Wellcome House, Berkeley
Chairman and Executive                plc                                    Avenue, Greenford,
Director                                                                     Middlesex UB6 0NN,
                                                                             England

2.  Sir Roger Hurn, United            Chairman of the General                General Electric Company
Kingdom, Deputy Chairman              Electric Company plc (utilities        plc, One Bruton Street,
and Non-Executive Director            company)                               London W1X 8AQ, England

3.  Robert Ingram, United             Chief Executive Officer and            Glaxo Wellcome Inc., Five
States, Executive Director            Executive Director of Glaxo            Moores Drive, P.O. Box
                                      Wellcome plc                           13398, Research Triangle
                                                                             Park, N.C. 27709, U.S.A.

4.  Michele Barzach, France,          Health strategy consultant             Michele Barzach Sante, 2 Rue
Non-Executive Director                of Michele Barzach Sante               Cognacq - Jay, 7500 Paris,
                                      (health consulting company)            France

5.  Derek Bonham, United              Director of Texas Utilities            Texas Utilities Company, 150
Kingdom, Non-Executive                Company (utilities company)            Brompton Road, London
Director                                                                     SW3 1HX, England

6.  James Cochrane, United            Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom, Executive Director           Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Europe, Middle East & Africa           Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England


NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED


7.  John Coombe, United               Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom, Executive Director           Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Finance and Investor Relations         Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

8.  Peter Job, United                 Chief Executive Officer of             Reuters Group plc, 85 Fleet
Kingdom, Non-Executive                Reuters Group plc                      Street, London  EC4P 4AJ,
Director                              (information services)                 England

9.  Professor Arthur Li,              Vice-Chancellor of the                 The Chinese University of
United Kingdom, Non-                  Chinese University of Hong             Hong Kong, Shatin, New
Executive Director                    Kong (university)                      Territories, Hong Kong

10.  John McArthur, Canada,           Dean of Harvard Business               Harvard Business School,
Non-Executive Director                School (university)                    Fowler 32, Soldiers Field,
                                                                             Boston, MA 02163, U.S.A.

11.  Dr. James Niedel, United         Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
States, Executive Director            Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Science & Technology                   Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

12.  Dr. Ronaldo Schmitz,             A member of the board of               Deutsche Bank AG, 6
Germany, Non-Executive                Managing Directors of                  Bishopsgate, London EC2N
Director                              Deutsche Bank AG                       4DA, England
                                      (investment banking)

13.  Professor Sir Richard            Professor of Oxford University         Oxford University, Zoology
Southwood FRS, Hon.                   (university)                           Department, South Parks
FRCP, United Kingdom,                                                        Road, Oxford, OX1 3PS,
Non-Executive Director                                                       England

14.  Jeremy Strachan, United          Executive Director Legal &             Glaxo Wellcome plc, Glaxo
Kingdom, Executive Director           Public Affairs and Business            Wellcome House, Berkeley
                                      Development of Glaxo                   Avenue, Greenford,
                                      Wellcome plc                           Middlesex UB6 0NN,
                                                                             England


NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED


15. Stephen Cowden, United            Company Secretary of Glaxo             Glaxo Wellcome plc, Glaxo
Kingdom, Company                      Wellcome plc                           Wellcome House, Berkeley
Secretary                                                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England
GLAXO GROUP LIMITED:

1. Sir Richard Sykes DSc,             Chairman and Executive                 Glaxo Wellcome plc, Glaxo
FRS, United Kingdom,                  Director of Glaxo Wellcome             Wellcome House, Berkeley
Chairman                              plc                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

2.  John Coombe, United               Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom, Director                     Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Finance and Investor Relations         Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

3.  Jeremy Strachan, United           Executive Director Legal &             Glaxo Wellcome plc, Glaxo
Kingdom, Director                     Public Affairs and Business            Wellcome House, Berkeley
                                      Development of Glaxo                   Avenue, Greenford,
                                      Wellcome plc                           Middlesex UB6 0NN,
                                                                             England

4.  James Cochrane, United            Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom, Director                     Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Europe, Middle East & Africa           Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

5. Stephen Cowden, United             Company Secretary of Glaxo             Glaxo Wellcome plc, Glaxo
Kingdom, Company                      Wellcome plc                           Wellcome House, Berkeley
Secretary                                                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England


NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED

GLAXO WELLCOME
AMERICAS INC.:

1.  John Coombe, United               Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom,  Executive Vice              Wellcome plc, responsible for          Wellcome House, Berkeley
President, Finance                    Finance and Investor Relations         Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

2.  Robert Ingram, United             Chief Executive Officer and            Glaxo Wellcome Inc., Five
States, Executive Vice                Executive Director of Glaxo            Moores Drive, P.O. Box
President                             Wellcome plc                           13398, Research Triangle
                                                                             Park, N.C. 27709, U.S.A.

3. Sir Richard Sykes, DSc,            Chairman and Executive                 Glaxo Wellcome plc, Glaxo
FRS, President                        Director of Glaxo Wellcome             Wellcome House, Berkeley
                                      plc                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

4. Jack Smith, United States,         Treasurer, Secretary and               Glaxo Wellcome Americas
Treasurer, Secretary and              General Manager of Glaxo               Inc., 499 Park Avenue, New
General Manager                       Wellcome Americas Inc.                 York, N.Y. 10022, U.S.A.

GLAXO VENTURE LIMITED:

1.  Sir Richard Sykes DSc,            Chairman and Executive                 Glaxo Wellcome plc, Glaxo
FRS, United Kingdom,                  Director of Glaxo Wellcome             Wellcome House, Berkeley
Director                              plc                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

2.  John Coombe, United               Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
Kingdom,  Director                    Wellcome plc                           Wellcome House, Berkeley
                                                                             Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England


NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED


3.  Jeremy Strachan, United           Executive Director Legal &             Glaxo Wellcome plc, Glaxo
Kingdom, Director                     Public Affairs and Business            Wellcome House, Berkeley
                                      Development of Glaxo                   Avenue, Greenford,
                                      Wellcome plc                           Middlesex UB6 0NN,
                                                                             England

4. Stephen Cowden, United             Company Secretary of Glaxo             Glaxo Wellcome plc, Glaxo
Kingdom, Company                      Wellcome plc                           Wellcome House, Berkeley
Secretary                                                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

AFFYMAX N.V.:

1.  Adrian Hennah, United             Senior Vice President and              Glaxo Wellcome Research &
Kingdom, Director                     Chief Financial Officer of             Development, Glaxo
                                      Glaxo Wellcome Inc.                    Wellcome House, Berkeley
                                                                             Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

2.  Dr. James Niedel, United          Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
States, Director                      Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Science & Technology                   Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

3. Victoria Llewellyn, United         Manager, Secretariat Services          Glaxo Wellcome plc, Glaxo
Kingdom, Company                      of Glaxo Wellcome plc                  Wellcome House, Berkeley
Secretary                                                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England
AFFYMAX
TECHNOLOGIES N.V.:

1.  Dr. James Niedel, United          Executive Director of Glaxo            Glaxo Wellcome plc, Glaxo
States, Managing Director             Wellcome plc, responsible for          Wellcome House, Berkeley
                                      Science & Technology                   Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England


NAME, CITIZENSHIP AND                 PRESENT PRINCIPAL                      NAME, PRINCIPAL BUSINESS
POSITION                              OCCUPATION OR EMPLOYMENT               AND ADDRESS OF CORPORATION
                                                                             OR ORGANIZATION IN WHICH
                                                                             SUCH EMPLOYMENT IS
                                                                             CONDUCTED


2.  Dr. Barry Ross, United            Director of Research Strategy          Glaxo Research &
Kingdom, Managing Director            and Alliances for Glaxo                Development, Medicines
                                      Wellcome Research &                    Research Centre, Gunnels
                                      Development                            Wood Road, Stevenage,
                                                                             Herts SG1 2NY, England

3.  Dr. Allan Baxter, United          Director of Group Discovery            Glaxo Wellcome Research &
Kingdom, Managing Director            for Glaxo Wellcome Research            Development, Glaxo
                                      & Development                          Wellcome House, Berkeley
                                                                             Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

4.   Adrian Hennah, United            Senior Vice President and              Glaxo Wellcome Research &
Kingdom, Managing Director            Chief Financial Officer of             Development, Glaxo
                                      Glaxo Wellcome Inc.                    Wellcome House, Berkeley
                                                                             Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

5. Victoria Llewellyn, United         Manager, Secretariat Services          Glaxo Wellcome plc, Glaxo
Kingdom, Company                      of Glaxo Wellcome plc                  Wellcome House, Berkeley
Secretary                                                                    Avenue, Greenford,
                                                                             Middlesex UB6 0NN,
                                                                             England

6.  Curacao Corporation               (Dutch corporate director              Curacao Corporation
Company N.V., Netherlands,            company)                               Company N.V., De
Antilles, Managing Director                                                  Ruyterkade 62,
                                                                             P.O. Box 812, Curacao,
                                                                             Netherlands Antilles


                                INDEX OF EXHIBITS



                                                                                                        SEQUENTIALLY
EXHIBIT NUMBER                      DESCRIPTION                                                         NUMBERED PAGE

1.                                  Joint Filing Agreement among Glaxo Wellcome                                    26
                                    plc, Glaxo Group Ltd., Glaxo Venture Ltd.,
                                    Glaxo Wellcome Americas Inc., Affymax N.V.,
                                    Affymax Technologies N.V., Mr. Douglas M.
                                    Hurt and Dr. Barry C. Ross.

2.                                  Series AA Preferred Stock Purchase Agreement                                   28
                                    dated March 9, 1998 between Affymetrix, Inc.
                                    and Glaxo Wellcome Americas Inc. (without
                                    disclosure letters).

3.                                  Voting Trust Agreement dated as of April 14,                                   68
                                    1998 among Glaxo Wellcome Americas Inc.,
                                    Affymetrix, Inc. and Wachovia Bank, N.A.

4.                                  Governance Agreement dated July 6, 1995                                        81
                                    between Affymetrix, Inc. and Glaxo
                                    Wellcome plc.

5.                                  Amendment to Governance Agreement dated                                        89
                                    April 14, 1998 among Affymetrix, Inc., Glaxo
                                    Wellcome plc and Glaxo Wellcome Americas
                                    Inc.


6.                                  Amendment No. 2 to Governance Agreement                                        92
                                    dated as of September 8, 1998 among
                                    Affymetrix, Inc., Glaxo Wellcome plc and
                                    Glaxo Wellcome Americas Inc.

7.                                  Affymetrix, Inc. Amended and Restated 1993                                     95
                                    Stock Plan.

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